Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

March 11, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Isabel Rivera

Re:	Springview Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 5, 2024
CIK No. 0002002236

Dear Sir or Madam,

This letter is in response to your letter on February 23, 2024, in which you provided comments to the Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amendment No.1”) of Springview Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on February 5, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Our operations are and could continue to be subject to inflationary pressure..., page 17

1.	We note your response to prior comment 5 that you “witnessed impacts of inflation” on your operations and that there is no guarantee that you will be able to efficiently pass on the resulting rise in costs to your customers. Clarify whether, in the periods in which you witnessed such impacts, you were able to pass along costs to customers. If you have not been able to pass along costs in the periods where you witnessed impacts, expand to quantify the impacts you experienced so investors can assess the risk.

RESPONSE: We respectfully notify the Staff that the Company has revised the statement on page 17 of the DRS/A to state that “during the financial years ended December 31, 2022 and 2023, we have successfully passed these costs on to our customers”.

Management, page 70

2.	We note your response to prior comment 13. Please revise the disclosure in your registration statement to reflect Ms. Lee’s appointment as a director based on her control of your majority shareholder. Refer to Item 6.A.5 of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 71 of the DRS/A to include the statement that “There are no other arrangements or understandings with major shareholders pursuant to which any person referred to above was selected as a director or member of senior management, except for Siew Yian Lee, who is the controlling shareholder of Avanta (BVI) Limited, our majority shareholder, and was appointed as one of our directors based on such association.”

Related Party Transactions, page 78

3.	We acknowledge your response to prior comment 17 and your disclosure that Kong Chuan Heng is your executive director’s spouse. Please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the outstanding loans made to Mr. Heng during fiscal 2022 and the six months ended June 30, 2022 and 2023.

RESPONSE: We respectfully advise the staff that we have revised the “Related Party Transactions” section to resolve the above question. No personal loans were made by the company to Mr. Heng in during fiscal 2022 and 2023. During the fiscal 2022 and 2023, the Company repaid Mr. Heng Kong Chuan S$62,806 ($47,605) and S$212,051 ($160,730), respectively.

Item 8. Exhibits and Financial Statement Schedules, page II-2

4.	We acknowledge your response to prior comment 19 and the filing of the financial support letter. Your financial statements reflect five bank loans comprising your loans and borrowings. Please file each agreement or advise us why they are not material.

RESPONSE: We respectfully advise the Staff that the Company is looking to notify and seek the consent of the various financial institutions before filling the aforementioned bank loan agreements as Exhibit 10.15 through Exhibit 10.22 to the DRS/A in the next round.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhuo Wang
Zhuo Wang
Chairman